 Table of Contents

EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS
(In Thousands)
(Unaudited)

	Three Months Ended Mar. 31, 2006	Twelve Months Ended December 31,
		2005	2004	2003	2002	2001
Net income from continuing operations	$86,968	$221,297	$210,455	$188,597	$175,821	$152,778
Add (Deduct):
Total income taxes	35,772	114,856	102,155	131,261	120,230	112,452
Interest on long-term debt	23,887	80,485	71,949	72,207	71,401	60,880
Other interest charges	2,709	8,409	5,728	3,813	3,412	8,401
Preferred stock dividends of subsidiary trust	—	—	—	—	1,574	7,980
Interest on leases	32	138	155	108	201	137
	62,400	203,888	179,987	207,389	196,818	189,850
Earnings available for fixed charges	149,368	425,185	390,442	395,986	372,639	342,628
Fixed Charges:
Interest on long-term debt	23,887	80,485	71,949	72,207	71,401	60,880
Other interest charges	2,709	8,409	5,728	3,813	3,412	8,401
Preferred stock dividends of subsidiary trust	—	—	—	—	1,574	7,980
Interest on leases	32	138	155	108	201	137
Total fixed charges	26,628	89,032	77,832	76,128	76,588	77,398
Ratio of earnings to fixed charges	5.61	4.78	5.02	5.20	4.87	4.43
Preferred stock dividends	$312	$1,247	$1,245	$1,416	$2,933	$4,544
Ratio of net income before income taxes to net income	1.4113	1.5190	1.4854	1.6960	1.6838	1.7360
Preferred stock dividend requirements before income tax	440	1,894	1,849	2,402	4,939	7,888
Fixed charges plus preferred stock dividend requirements	27,068	90,926	79,681	78,530	81,527	85,286
Ratio of earnings to fixed charges plus preferred stock dividend requirements (pre-income tax basis)	5.52	4.68	4.90	5.04	4.57	4.02